Mail Stop 4561

November 12, 2008

Mr. John W. Sammon, Jr.
Chairman of Board and President
PAR Technology Corporation
8383 Seneca Turnpike
New Hartford, NY 13413-4991

        Re: **PAR Technology Corporation**
              Form 10-K For Fiscal Year Ended December 31, 2007
              Filed March 17, 2008
              Form 10-Q For Fiscal Quarter Ended September 30, 2008
              Filed November 10, 2008
              File No. 001-0720

Dear Mr. Sammon:

      We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For Fiscal Year Ended December 31, 2007

Maintenance and Service

1.   We note that you have service centers in Europe, South Africa, the Middle East, Australia, and Asia. Please advise us of all the countries in the Middle East in which you operate and do business.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

2.   Confirm that you do not have any off-balance sheet arrangements as defined
        under Item 303 (A)(4)(ii) of Regulation S-K. Tell us your consideration of
        disclosing that you do not have any such obligations or transactions as defined by
        this Item, if true.

3.   Tell us how your disclosures comply with the requirement to provide tabular
        disclosure of contractual obligations. Refer to Item 303(A)(5) of Regulation S-K.

<u>Controls and Procedures</u>

4.   We note your disclosure that your chief executive officer and chief financial
        officer, "concluded that the Company's disclosure controls and procedures are
        designed to ensure that information required to be disclosed by the Company in
        the reports that it files or submits under the Exchange Act is recorded, processed,
        summarized and reported within the time periods specified in the SEC's rules and
        forms, and are operating in an effective manner." Please tell us whether the
        assessment of your disclosure controls and procedures was based on the full
        definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will
        disclose in future filings, whether your officers also assessed the effectiveness of
        your disclosure controls and procedures in ensuring that information required to
        be disclosed in the reports that you file or submit under the Exchange Act is also
        accumulated and communicated to your management, including your chief
        executive officer and chief financial officer, to allow timely decisions regarding
        required disclosure.

<u>Consolidated Statements of Cash Flows</u>

5.   Tell us why you have classified changes in other long-term liabilities as changes
        in operating activities instead of financing activities. See paragraphs 18-20 of
        SFAS 95.

<u>Note 1 – Summary of Significant Accounting Policies</u>

<u>Identifiable intangible assets</u>

6.   Tell us whether the software costs classified as identifiable intangible assets
        represent software licensed or sold to customers, or used in providing revenue-
        generating services. If so, tell us what consideration was given to classifying the
        amortization of such software within cost of sales.

Note 2 – Business Acquisitions

7.   Your disclosures indicate that you engaged a third-party valuation specialist to provide a valuation for the identifiable intangible assets acquired in connection with the SIVA, PixelPoint and C(3)I acquisitions. Please describe the nature and extent of the specialist involvement in your determination of the fair value ascribed to the identifiable intangible assets acquired.

Exhibits

8.   We note that you have placed your exhibits, including the certifications required by Rules 13a-14(a) and 15d-14(a), within the body of your periodic reports. Please confirm that in future filings you will file these exhibits, including your certifications, as separate documents within your electronic submission, using the data field values set forth in Section E.4.3 of the EDGAR Filer Manual.

Form 10-Q For the Quarterly Period Ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary

9.   We note your discussion of your concerns regarding the current economic landscape on your markets. We also note a decline in your stock price, particularly in the period following the end of the third quarter, such that your net book value appears to exceed your market capitalization. Tell us whether the decrease in your stock price represents a triggering event pursuant to paragraphs 26 and 28 of SFAS 142. Further, describe your methodology for determining fair value for each of your reporting units and describe the factors or assumptions utilized that, if changed, could significantly impact your valuations. Also, tell us what consideration you gave to disclosing your methodology and assumptions utilized to determine the fair value of each reporting unit within your critical accounting policies disclosures.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief